AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 MARCH 2022
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
GBP 600 million 1.125% Fixed Rate Notes	Borrowing	12-Jan-22	19-Jan-22	18-Jun-25	GBP 600.00	Bank of America, HSBC, RBC, TD Securities
AUD 300 million Kangaroo Bond Fixed Rate Notes _Tap 10	Borrowing	14-Jan-22	21-Jan-22	10-Jan-25	AUD 300.00	Nomura, TD Securities
NGN 6.25 billion denominated USD settled Fixed Rate Notes	Borrowing	28-Jan-22	8-Feb-22	8-Feb-23	NGN 6,250.00	Merrill Lynch International
SEK 1 billion Green Bond Fixed Rate Notes	Borrowing	1-Feb-22	10-Feb-22	10-Feb-27	SEK 1,000.00	Danske Bank
HKD 200 million Fixed Rate Notes	Borrowing	8-Feb-22	17-Feb-22	17-Feb-23	HKD 200.00	Credit Agricole Corporate & Investment Bank
AUD 60 million Kangaroo Bond Fixed Rate Notes _Tap 11	Borrowing	10-Feb-22	17-Feb-22	10-Jan-25	AUD 60.00	Daiwa Capital Markets
BRL 50 million 'Integrate Africa' Zero Coupon Notes	Borrowing	16-Feb-22	25-Feb-22	5-Mar-24	BRL 40.80	Daiwa Capital Markets
BRL 525 million Zero Coupon Notes	Borrowing	16-Feb-22	24-Feb-22	24-Feb-42	BRL 86.25	JP Morgan
INR 100 million Zero Coupon Notes	Borrowing	17-Feb-22	30-Mar-22	30-Mar-26	INR 84.40	Credit Agricole Corporate & Investment Bank
RUB 2.5 billion Zero Coupon Notes	Borrowing	17-Feb-22	2-Mar-22	2-Mar-29	RUB 1,475.00	BNP Paribas
IDR 29 billion Fixed Rate Notes	Borrowing	22-Feb-22	27-Apr-22	28-Apr-27	IDR 29,000.00	Credit Agricole Corporate & Investment Bank
JPY 100 million 'Improve the Quality of Life for the People of Africa' Callable Notes	Borrowing	25-Feb-22	17-Mar-22	18-Mar-52	JPY 100.00	BNP Paribas
EUR 50 million Fixed Rate Callable Notes	Borrowing	25-Feb-22	4-Mar-22	1-Feb-27	EUR 50.00	Societe Generale
INR 75 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	28-Feb-22	6-Apr-22	7-Apr-26	INR 75.00	BNP Paribas
EUR 70 million 'Feed Africa' Fixed Rate Callable Notes	Borrowing	2-Mar-22	9-Mar-22	1-Feb-37	USD 70.00	Credit Agricole Corporate & Investment Bank
AUD 50 million Kangaroo Bond Fixed Rate Notes _Tap 12	Borrowing	4-Mar-22	11-Mar-22	10-Jan-25	AUD 50.00	Toronto Dominion
SEK 500 million Green Bond Fixed Rate Notes	Borrowing	8-Mar-22	15-Mar-22	10-Feb-27	SEK 500.00	Danske Bank
AUD 60 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	8-Mar-22	22-Mar-22	22-Mar-32	AUD 60.00	Barclays Capital
INR 439.3 million Fixed Rate Notes	Borrowing	10-Mar-22	22-Mar-22	21-Mar-25	INR 439.30	Nomura
JPY 100 million 'Improve the Quality of Life for the People of Africa' Callable PRDC Notes	Borrowing	10-Mar-22	28-Mar-22	29-Mar-52	JPY 100.00	Daiwa Capital Markets
AUD 50 million Kangaroo Bond Fixed Rate Notes _Tap 14	Borrowing	14-Mar-22	21-Mar-22	6-Mar-24	AUD 50.00	Toronto Dominion
EUR 1.25 billion Benchmark 0.5% Fixed Rate Notes	Borrowing	15-Mar-22	22-Mar-22	22-Mar-27	EUR 1,250.00	Merrill Lynch International, Credit Agricole Corporate & Investment Bank, JP Morgan, Natixis
ZAR 185 million Zero Coupon Notes	Borrowing	17-Mar-22	26-Apr-22	28-Apr-32	ZAR 92.46	Credit Agricole Corporate & Investment Bank
INR 80,000,000 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	30-Mar-22	10-May-22	11-May-26	INR 80.00	Barclays Capital

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
NZD 40 million Discounted Fixed Rate Notes	13-Dec-11	12-Jan-12	12-Jan-22	NZD 40.00
ZAR 650 million Discounted Fixed Rate Notes	15-Dec-11	12-Jan-12	12-Jan-22	ZAR 650.00
USD 50 million Fixed Rate Notes	17-Dec-91	15-Jan-92	15-Jan-22	USD 50.00
NGN 4.75 billion Fixed Rate Notes	9-Jan-17	17-Jan-17	17-Jan-22	NGN 4,750.00
TRY 31.2 million Zero Coupon Notes	28-Nov-19	16-Jan-20	18-Jan-22	TRY 31.20
RUB 7,5 billion Zero Coupon Notes	12-Jan-17	19-Jan-17	19-Jan-22	RUB 7,500.00
HKD 300 million Fixed Rate Notes	13-Jan-21	21-Jan-21	21-Jan-22	HKD 300.00
HKD 100 million Fixed Rate Notes	14-Jan-21	25-Jan-21	25-Jan-22	HKD 100.00
JPY 3.1 billion Fixed/FX-Linked Interest Notes	22-Jan-02	30-Jan-02	28-Jan-22	JPY 3,100.00
INR 95 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	17-Dec-18	30-Jun-19	31-Jan-22	INR 95.00
UGX 12.5 billion Notes	20-Jul-12	25-Jul-12	1-Feb-22	UGX 12,500.00
UGX 12.5 billion Notes	27-May-13	30-May-13	1-Feb-22	UGX 12,500.00
USD 100 million Fixed Rate Notes	25-Jan-17	1-Feb-17	1-Feb-22	USD 100.00
HKD 200 million Fixed Rate Notes	20-Jan-21	1-Feb-21	4-Feb-22	HKD 200.00
HKD 150 million Fixed Rate Notes	27-Jan-21	8-Feb-21	8-Feb-22	HKD 150.00
USD 28.01 million Zero Coupon Notes	25-Jan-17	8-Feb-17	8-Feb-22	USD 28.01
USD 50 million Fixed Rate Notes	14-Feb-92	14-Feb-92	14-Feb-22	USD 50.00
BRL 35 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	7-Feb-19	15-Feb-19	15-Feb-22	BRL 35.00
HKD 300 million Fixed Rate Notes	4-Feb-21	17-Feb-21	17-Feb-22	HKD 300.00
TRY 28.5 million Zero Coupon Notes	9-Jan-20	20-Feb-20	22-Feb-22	TRY 28.50
USD 16.81 million NGN linked Zero Coupon Notes	7-Feb-17	22-Feb-17	22-Feb-22	USD 16.81
ZAR 600 million Fixed rate Deep Discount Notes	25-Jan-12	23-Feb-12	23-Feb-22	ZAR 600.00
INR 98 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	22-Jan-19	27-Feb-2019	28-Feb-22	INR 98.00
USD 40.06 million Fixed Rate Notes	8-Mar-17	22-Mar-17	1-Mar-22	USD 40.06
IDR 62.5 billion Fixed Rate Notes	30-Jan-19	1-Mar-19	4-Mar-22	IDR 62,500.00
BRL 11 million Fixed Rate Notes	17-Jan-18	13-Mar-18	14-Mar-22	BRL 11.00
INR 88 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	2-Feb-18	6-Mar-18	14-Mar-22	INR 88.00
USD 3 million Fixed Rate Notes	19-Feb-19	14-Mar-2019	15-Mar-22	USD 3.00
ZAR 22 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	8-Feb-18	15-Mar-18	16-Mar-22	ZAR 22.00
ZMW 155 million Fixed Rate Notes	13-Mar-19	21-Mar-19	21-Mar-22	ZMW 155.00
AUD 1.2 billion Kangaroo Bond Fixed Rate Notes	16-Mar-12	23-Mar-12	23-Mar-22	AUD 1,200.00
JPY 1 billion Fixed/ FX-Linked Interest Notes	29-May-01	29-May-01	25-Mar-22	JPY 1,000.00
JPY 500 million Callable Fixed Rate / FX-Linked Interest Notes	18-Mar-02	28-Mar-02	28-Mar-22	JPY 500.00
BRL 60 million Fixed Rate Notes	26-Feb-18	14-Mar-18	28-Mar-22	BRL 60.00
INR 250 million Fixed Coupon Notes	27-Feb-19	28-Mar-19	29-Mar-22	INR 250.00
TRY 31 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	7-Feb-20	27-Mar-20	30-Mar-22	TRY 31.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

Description	Buyback Date	Settlement Date	Original Maturity Date	Repurchase Amount(million)	Buyback portion	Arranger
RUB 2.5 billion Zero Coupon Notes	25-Mar-22	30-Mar-22	2-Mar-29	RUB 1,830.00	Partial (73.20%)	BNP Paribas

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
JPY 410 million Capped and Floored Callable Fixed Rate/ Index Linked Notes	21-Dec-16	19-Jan-17	1-Feb-47	JPY 410.00	1-Feb-22	Mizuho Inter. Plc
JPY 100 million, Callable Capped FX-Linked Interest with FX-Linked Redemption	20-Feb-19	13-Mar-19	13-Mar-34	JPY 100.00	1-Feb-22	Daiwa Capital Markets
JPY 100 million Callable Fixed to Capped FX-Linked Interest Notes	29-Mar-12	10-Apr-12	28-Mar-42	JPY 100.00	28-Mar-22	Daiwa Capital Markets

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 31 March 2022.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer